SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4*

American Tower Corporation
(Name of Issuer)

Class A Common Stock, $.01 par value
(Title of Class of Securities)

029912201
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 29

CUSIP No. 029912201
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,145,700(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,145,700(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,145,700(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 29

CUSIP No. 029912201
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,145,700(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,145,700(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,145,700(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.2%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 4 of 29

CUSIP No. 029912201
1	Name of Reporting Person: San Francisco Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 355,400(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 355,400(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 355,400(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 29

CUSIP No. 029912201
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 355,400(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 355,400(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 355,400(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 6 of 29

CUSIP No. 029912201
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,501,100(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,501,100(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,501,100(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.4%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 2,145,700 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 355,400 of such shares.

(2)   Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

Page 7 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Cranberry Lake Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC and OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,252,683(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,252,683(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,252,683(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.7%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, the John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

(2)   Includes 1,223,300 shares of common stock held directly and 29,383 shares of common stock underlying 2.25% Convertible Notes due 2009.

Page 8 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Netcong Newton Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 209,567(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 209,567(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 209,567(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, The John and Irene Scully Trust, dated May 30, 1994, for which John H. Scully and Irene S. Scully are the trustees.

(2)   Includes 150,800 shares of common stock held directly and 58,767 shares of common stock underlying 2.25% Convertible Notes due 2009.

Page 9 of 29

CUSIP No. 029912201
1	Name of Reporting Person: The John and Irene Scully Trust, dated May 30, 1994
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,368,890(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,368,890(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,368,890(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.8%
14	Type of Reporting Person: OO

(1)   Solely in its capacity as the sole general partner of Cranberry Lake Partners, L.P. with respect to 1,252,683 of such shares (including 29,383 shares of common stock underlying 2.25% Convertible Notes due 2009); solely in its capacity as the sole general partner of Netcong Newton Partners, L.P. with respect to 209,567 of such shares (including 58,767 shares of common stock underlying 2.25% Convertible Notes due 2009); and directly with respect to 1,906,640 of such shares.

(2)   Power is exercised through its trustees, John H. Scully and Irene S. Scully.

Page 10 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Phoebe Snow Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 906,200(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 906,200(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 906,200(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.5%
14	Type of Reporting Person: CO

(1)   Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

Page 11 of 29

CUSIP No. 029912201
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,163,900(1)
	8	Shared Voting Power: 5,869,990(2)(3)
	9	Sole Dispositive Power: 1,163,900(1)
	10	Shared Dispositive Power: 5,869,990(2)(3)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,033,890(1)(2)(3)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 3.8%
14	Type of Reporting Person: IN

(1)   257,700 of such shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 906,200 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)   Of these, 2,501,100 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., 1,252,683 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for the general partner of Cranberry Lake Partners, L.P., 209,567 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for the general partner of Netcong Newton Partners, L.P., and 1,906,640 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for The John and Irene Scully Trust, dated May 30, 1994.

(3)   Includes 29,383 shares of common stock underlying 2.25% Convertible Notes held by Cranberry Lake Partners, L.P. and 58,767 shares of common stock underlying 2.25% Convertible Notes held by Netcong Newton Partners, L.P.

Page 12 of 29

CUSIP No. 029912201
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 583,520(1)
	8	Shared Voting Power: 3,776,955(2)
	9	Sole Dispositive Power: 583,520(1)
	10	Shared Dispositive Power: 3,776,955(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,360,475(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 2.4%
14	Type of Reporting Person: IN

(1)   178,520 of such shares are held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 375,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 30,000 of such shares are owned by Mr. Oberndorf's minor children who share his household.

(2)   Of these shares, 2,501,100 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp., 1,275,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/15/98, and 855 shares are held in Mr. Oberndorf's wife's Individual Retirement Account.

Page 13 of 29

CUSIP No. 029912201
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 2,501,100(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 2,501,100(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,501,100(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.4%
14	Type of Reporting Person: IN

(1)   These 2,501,100 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 14 of 29

CUSIP No. 029912201
1	Name of Reporting Person: David M. Kashen
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 5,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 5,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 15 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 4,900
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 4,900
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,900
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 16 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Kurt C. Mobley
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 16,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 16,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 17 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Brian Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 10,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 10,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 18 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Vincent Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 6,600
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 6,600
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,600
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 19 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Betty Jane Weimer
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 18,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 18,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 20 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Michael B. Yuen
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,700
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,700
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,700
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 21 of 29

CUSIP No. 029912201
1	Name of Reporting Person: Oberndorf Family Partners
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 375,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 375,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 375,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, William E. Oberndorf.

Page 22 of 29

            This Amendment No. 4 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 14, 2002, as amended on July 17, 2002, September 26, 2002 and February 14, 2003. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

                Item 3 is hereby amended and restated in its entirety as follows:

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares and the Notes are as follows:

_____________________________________________________________________________
        Name              Source of Funds                  Amount of Funds
_____________________________________________________________________________
SPO                     Contributions from Partners      $26,273,700.15(2)
_____________________________________________________________________________
SPO Advisory Partners   Not Applicable                    Not Applicable
_____________________________________________________________________________
SFP                     Contributions from Partners       $3,576,067.29(3)
_____________________________________________________________________________
SF Advisory Partners    Not Applicable                    Not Applicable
_____________________________________________________________________________
SPO Advisory Corp.      Not Applicable                    Not Applicable
_____________________________________________________________________________
CLP                     Contributions from Partners       $5,211,348.56(4)(5)
_____________________________________________________________________________
NNP                     Contributions from Partners       $1,484,760.90(6)
_____________________________________________________________________________
Scully Trust            Personal Funds(1)                 $8,229,523.04(7)
_____________________________________________________________________________
PS Foundation           Contributions from Shareholders   $7,138,426.47
_____________________________________________________________________________
JHS                     Personal Funds(1)                 $1,524,425.20
_____________________________________________________________________________
Page 23 of 29
________________________________________________________________________________
WEO                     Personal Funds(1)                    $7,099,395.28
________________________________________________________________________________
WJP                     Not Applicable                       Not Applicable
________________________________________________________________________________
DMK                     Personal Funds(1)                    $24,811.65
________________________________________________________________________________
EHM                     Personal Funds(1)                    $26,989.90
________________________________________________________________________________
KCM                     Personal Funds(1)                    $89,620.10
________________________________________________________________________________
BS                      Personal Funds(1)                    $58,368.29
________________________________________________________________________________
VS                      Personal Funds(1)                    $44,370.15
________________________________________________________________________________
BJW                     Personal Funds(1)                    $104,592.00
________________________________________________________________________________
MBY                     Personal Funds(1)                    $14,911.00
________________________________________________________________________________
OFP                     Contributions from Partners          $1,819,449.65
________________________________________________________________________________

(1) As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

(2) Net of $7,009,145.62 in proceeds received from the sale of Shares.

(3) Net of $1,141,855.53 in proceeds received from the sale of Shares.

(4) Of this amount, $4,641,348.56 was used to purchase Shares and $570,000 was used to purchase Notes.

(5) Net of $762,403.80 in proceeds received from the sale of Shares.

(6) Of this amount, $334,760.90 was used to purchase Shares and $1,140,000 was used to purchase Notes.

(7) Net of $1,682,949.41 in proceeds received from the sale of Shares.

Page 24 of 29
Item 5.	Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

              (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 185,351,945 total outstanding shares of Class A Common Stock, as reported on the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

                SPO

              The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,145,700 Shares, which constitutes approximately 1.2% of the outstanding Shares.

                SPO Advisory Partners

              Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,145,700 Shares, which constitutes approximately 1.2% of the outstanding Shares.

                SFP

              The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 355,400 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                SF Advisory Partners

              Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 355,400 Shares, which constitutes approximately 0.2% of the outstanding Shares.

                SPO Advisory Corp.

              Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,501,100 Shares in the aggregate, which constitutes approximately 1.4% of the outstanding Shares.

                CLP

              The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,252,683 Shares (including 29,383 Shares underlying Notes), which constitutes approximately 0.7% of the outstanding Shares.

                NNP

              The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 209,567 Shares (including 58,767 Shares underlying Notes), which constitutes approximately 0.1% of the outstanding Shares.

                Scully Trust

              Individually, and because of its positions as the sole general partner of each of CLP and NPP, Scully Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,368,890 Shares (including 29,383 Shares underlying Notes held by CLP and 58,767 Shares underlying Notes held by NNP), which constitutes approximately 1.8% of the outstanding Shares.

Page 25 of 29

                PS Foundation

              The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 906,200 Shares, which constitutes approximately 0.5% of the outstanding Shares.

                JHS

              Individually, and because of his positions as a control person of SPO Advisory Corp., trustee for Scully Trust, which serves as the sole general partner of CLP and NNP, and controlling person, sole director and officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,033,890 Shares (including 88,150 Shares underlying Notes), which constitutes approximately 3.8% of the outstanding Shares.

                WEO

              Individually, and because of his positions as a control person of SPO Advisory Corp., sole general partner of Oberndorf Family Partners, and trustee of the William and Susan Oberndorf Trust, dated 10/15/98, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,360,475 Shares in the aggregate, which constitutes approximately 2.4% of the outstanding Shares.

                WJP

              Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,501,100 Shares in the aggregate, which constitutes approximately 1.4% of the outstanding Shares.

                DMK

              The aggregate number of Shares that DMK owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                EHM

              The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,900 Shares, which constitutes less than 0.1% of the outstanding Shares.

                KCM

              The aggregate number of shares that KCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 16,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                BS

              The aggregate number of shares that BS owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                VS

              The aggregate number of shares that VS owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,600 Shares, which constitutes less than 0.1% of the outstanding Shares.

Page 26 of 29

                BJW

              The aggregate number of shares that BJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                MBY

              The aggregate number of shares that MBY owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,700 Shares, which constitutes less than 0.1% of the outstanding Shares.

                OFP

                The aggregate number of shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 375,000, which constitutes approximately 0.2% of the outstanding Shares.

              To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                (b)

                SPO

              Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,145,700 Shares.

                SPO Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,145,700 Shares.

                SFP

              Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 355,400 Shares.

                SF Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 355,400 Shares.

                SPO Advisory Corp.

              Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,501,100 Shares in the aggregate.

                CLP

              Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,252,683 Shares (including 29,383 Shares underlying Notes).

Page 27 of 29

                NNP

              Acting through its sole general partner, NNP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 209,567 Shares (including 58,767 Shares underlying Notes).

                Scully Trust

              Acting through its trustees and in its capacities as the sole general partner of each of CLP and NNP, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,462,250 Shares in the aggregate (including 88,150 Shares underlying Notes). Acting through its trustees, Scully Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,906,640 Shares in the aggregate.

                PS Foundation

              Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 906,200 Shares.

                JHS

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,501,100 Shares held by SPO and SFP in the aggregate. Because of his positions as a trustee for Scully Trust, which serves as the sole general partner of CLP and NNP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,368,890 Shares held by CLP, NNP and Scully Trust in the aggregate (including 29,383 Shares underlying Notes held by CLP and 58,767 Shares underlying Notes held by NPP). JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 257,700 Shares held in the John H. Scully Individual Retirement Account, a self-directed individual retirement account, and 906,200 shares held by the PS Foundation, for which JHS is the controlling person, sole director and officer.

                WEO

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,501,100 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,275,000 Shares held in the William and Susan Oberndorf Trust, dated 10/15/98, and 855 Shares held in his wife’s Individual Retirement Account. Individually, and because of his position as the sole general partner of Oberndorf Family Partners, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,000 shares held by Oberndorf Family Partners, 178,520 Shares held in Mr. Oberndorf’s Individual Retirement Accounts, which are self directed, and 30,000 Shares owned by his minor children.

                WJP

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 2,501,100 Shares held by SPO and SFP in the aggregate.

                DMK

              DMK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 Shares.

                EHM

              EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,900 Shares.

Page 28 of 29

                KCM

              KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,000 Shares.

                BS

              BS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 10,000 Shares.

                VS

              VS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 6,600 Shares.

                BJW

              BJW has the sole power to vote or to direct the vote and to dispose or direct the disposition of 18,000 Shares.

                MBY

              MBY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,700 Shares.

                OFP

               OFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,000 Shares.

              (c) Since the most recent filing on Schedule 13D, the Reporting Persons sold Equity Securities in open market transactions on the New York Stock Exchange (“NYSE”) as set forth on Schedule I attached hereto.

              Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Equity Securities since the most recent filing on Schedule 13D.

              (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Equity Securities owned by such Reporting Person.

              (e) The Reporting Persons ceased to be the holders of more than 5% of the outstanding Shares of the Issuer on February 28, 2003.

Item 7.	Material to be Filed as Exhibits.

                Item 7 is hereby amended and restated in its entirety:

                Exhibit A - Agreement pursuant to Rule 13d-1(k)

Page 29 of 29

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 3, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (1)
THE JOHN AND IRENE SCULLY TRUST, DATED MAY 30, 1994 (1)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
WILLIAM E. OBERNDORF (1)
DAVID M. KASHEN (1)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
BRIAN SCULLY (1)
VINCENT SCULLY (1)
BETTY JANE WEIMER (1)
MICHAEL B. YUEN (1)
OBERNDORF FAMILY PARTNERS (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I TO

SCHEDULE 13D AMENDMENT NO. 4

COMMON STOCK

         Reporting Person        Date of      Type   Number of   Price Per        Where/How
                              Transaction            Shares      Share         Transaction
                                                                                   Effected
________________________________________________________________________________________________
SPO Partners II, L.P.           02/18/03       Sell    245,000     4.87       Open Market/Broker
________________________________________________________________________________________________
San Francisco Partners, L.P.    02/18/03       Sell     40,000     4.87       Open Market/Broker
________________________________________________________________________________________________
SPO Partners II, L.P.           02/19/03       Sell    256,500     4.73       Open Market/Broker
________________________________________________________________________________________________
San Francisco Partners, L.P.    02/19/03       Sell     41,700     4.73       Open Market/Broker
________________________________________________________________________________________________
SPO Partners II, L.P.           02/20/03       Sell     96,100     4.72       Open Market/Broker
________________________________________________________________________________________________
San Francisco Partners, L.P.    02/20/03       Sell     15,700     4.72       Open Market/Broker
________________________________________________________________________________________________
SPO Partners II, L.P.           02/25/03       Sell    129,000     4.67       Open Market/Broker
________________________________________________________________________________________________
San Francisco Partners, L.P.    02/25/03       Sell     21,000     4.67       Open Market/Broker
________________________________________________________________________________________________
SPO Partners II, L.P.           02/27/03       Sell     85,100     4.78       Open Market/Broker
________________________________________________________________________________________________
San Francisco Partners, L.P.    02/27/03       Sell     13,900     4.78       Open Market/Broker
________________________________________________________________________________________________
SPO Partners II, L.P.           02/28/03       Sell    664,600     4.73       Open Market/Broker
________________________________________________________________________________________________
San Francisco Partners, L.P.    02/28/03       Sell    108,200     4.73       Open Market/Broker
________________________________________________________________________________________________

EXHIBIT INDEX

Exhibit	Document Description	Page No.
A	Agreement Pursuant to Rule 13d-1(k)	1

Exhibit A

              Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED:  March 3, 2003

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
NETCONG NEWTON PARTNERS, L.P. (1)
THE JOHN AND IRENE SCULLY TRUST, DATED MAY 30, 1994 (1)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
WILLIAM E. OBERNDORF (1)
DAVID KASHEN (1)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
BRIAN SCULLY (1)
VINCENT SCULLY (1)
BETTY JANE WEIMER (1)
MICHAEL B. YUEN (1)
OBERNDORF FAMILY PARTNERS (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

Exhibits Page 1